Exhibit 99.1

Stockholm, Sweden	September 27, 2023

Calliditas Therapeutics granted orphan drug designation by the FDA for the treatment of Alport syndrome with setanaxib

Calliditas Therapeutics AB (Nasdaq: CALT, Nasdaq Stockholm: CALTX) (“Calliditas”) today announced that the US Food and Drug Administration (FDA) has granted orphan drug designation (ODD) for the treatment of Alport syndrome with setanaxib.

Based on supportive pre-clinical work, Calliditas plans to initiate a randomized, placebo-controlled phase 2 clinical study in Alport syndrome with around 20 patients in the fourth quarter of 2023.

“We are excited to start another clinical program in the renal space targeting an orphan indication where today there are no approved products,” said CEO Renée Aguiar-Lucander.

Alport syndrome is a genetic disorder arising from the mutations in the genes that code for type 4 collagen. The type 4 collagen alpha chains are primarily located in the kidneys, eyes, and cochlea, and thus the condition is characterized by kidney disease, loss of hearing, and eye abnormalities. Eventually, patients present with proteinuria, hypertension, progressive loss of kidney function (gradual decline in GFR), and end-stage renal disease (ESRD). It is estimated that approximately 30,000 to 60,000 people in the United States (US) have this disorder, and it is a significant cause of chronic kidney disease (CKD), leading to ESRD in adolescents and young adults and accounting for 1.5% to 3.0% of children on renal replacement therapies in Europe and the US.1

Through its subsidiary Calliditas Therapeutics Suisse SA, which will sponsor the planned phase 2 clinical study of setanaxib in Alport syndrome, Calliditas is currently investigating setanaxib in a Phase 2 proof-of-concept study in squamous cell carcinoma of the head and neck (SCCHN), as well as in a Phase 2b study in primary biliary cholangitis (PBC). Setanaxib is also being evaluated in an investigator-led study in idiopathic pulmonary fibrosis (IPF).

For further information, please contact:

Åsa Hillsten, Head of IR & Sustainability, Calliditas

Tel.: +46 76 403 35 43, Email: asa.hillsten@calliditas.com

About Calliditas

Calliditas Therapeutics is a biopharma company headquartered in Stockholm, Sweden, focused on identifying, developing, and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs.
Calliditas is listed on Nasdaq Stockholm (ticker: CALTX) and the Nasdaq Global Select Market (ticker: CALT).
Visit Calliditas.com for further information.

1 Watson S, Padala SA, Hashmi MF, et al. Alport Syndrome. [Updated 2023 Aug 14]. In: StatPearls [Internet]. Treasure Island (FL): StatPearls Publishing; 2023 Jan-. Available from: https://www.ncbi.nlm.nih.gov/books/NBK470419/

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding Calliditas’ strategy, clinical development plans, regulatory submissions, commercialization efforts, business plans, and the prospects for setanaxib as a treatment for Alport syndrome. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties, and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, any related to the timing of Calliditas’ planned clinical trial of setanaxib in Alport Syndrome, Calliditas’ business, operations, clinical trials, supply chain, strategy, goals and anticipated timelines, competition from other biopharmaceutical companies, revenue and product sales projections or forecasts and other risks identified in the section entitled “Risk Factors” in Calliditas’ reports filed with the Securities and Exchange Commission. Calliditas cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Calliditas disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this press release represent Calliditas’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.

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